Filed Pursuant to Rule 433
Dated September 26, 2011
Registration Statement No. 333-176082

3M Company
Medium-Term Notes, Series F
$1,000,000,000 1.375% Notes due 2016

Summary of Terms

Issuer:	3M Company

Expected Ratings:	Aa2 / AA- (Moody’s / S&P)*

Security Description:	SEC-Registered 5-year Fixed Rate Notes

Principal Amount:	$1,000,000,000

Trade Date:	September 26, 2011

Settlement Date:	September 29, 2011 (T+3)

Maturity Date:	September 29, 2016

Coupon:	1.375% per annum

Interest Payment Dates:	Payable semi-annually on the 29th day of March and September, beginning March 29, 2012

Basis:	30/360

Benchmark Treasury:	1.000% due August 31, 2016

Benchmark Treasury Yield:	0.901%

Re-offer Spread to Benchmark:	T + 65bps

Re-offer Yield:	1.551%

Price to Public:	99.156%

Gross Proceeds:	$991,560,000

CUSIP / ISIN:	88579Y AD3 / US88579YAD31

Minimum Denominations:	$2,000 by $1,000

Redemption:	Not redeemable

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Managers:	J.P. Morgan Securities LLC UBS Securities LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.